Filed Pursuant to Rule 253(g)(2)

File No. 024-12098

SUPPLEMENT NO. 2 DATED SEPTEMBER 14, 2023

MASTERWORKS VAULT 1, LLC

This Supplement No. 2 dated September 14, 2023 (this “Supplement”), supplements, and should be read in conjunction with, the offering circulars of Masterworks Vault 1, LLC (as amended and supplemented, each, an “Offering Circular” and, together, the “Offering Circulars”), originally filed on December 13, 2022, as amended by Amendment No. 1 filed on January 23, 2023, Amendment No. 2 filed on February 10, 2023, Amendment No. 3 filed on March 1, 2023, Amendment No. 4 filed on March 17, 2023, Amendment No. 5 filed on May 18, 2023, Post-Qualification Amendment No. 1 filed on May 25, 2023, Post-Qualification Amendment No. 2 filed on June 8, 2023, Post-Qualification Amendment No. 3 filed on June 15, 2023, Post-Qualification Amendment No. 4 filed on June 30, 2023, Post-Qualification Amendment No. 5 filed on August 1, 2023 and Post-Qualification Amendment No. 6 filed on August 15, 2023. This Supplement should be read in conjunction with the Offering Circulars (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in this Supplement shall have the same meaning as set forth in the Offering Circulars. Except as set forth in this Supplement, the Offering Circulars remain unchanged.

The purpose of this Supplement is to disclose certain changes to the Offering Circulars relating to the Artwork and Artist Metrics. Particularly, the Masterworks public sale database has been updated as of June 30, 2023. Accordingly, the Sharpe Ratio, Record Price Appreciation and Median Repeat Sale Pair Appreciation for each relevant artist listed in the “Description of Business - Artist Metrics” section of the Offering Circulars has been updated, as applicable, as shown below.

“Sharpe Ratio”

Artist	Sharpe Ratio
Christine Ay Tjoe	1.23
Ernie Barnes	N/A
Hernan Bas	N/A
George Condo	0.78
Günther Förg	N/A
Helen Frankenthaler	1.70
Adrian Ghenie	N/A
Barkley L. Hendricks	N/A
Carmen Herrera	N/A
Shara Hughes	1.02
Alex Katz	0.50
Kerry James Marshall	N/A
Laura Owens	N/A
Seo-Bo Park	N/A
Elizabeth Peyton	N/A
Ayako Rokkaku	N/A

Record Price Appreciation

Artist	Compound Annual Growth Rate (“CAGR”)	First Record Price	First Record Price Date	Last Record Price	Last Record Price Date
Christine Ay Tjoe	44.0%	$3,341	November 26, 2006	$1,416,635	June 30, 2023
Ernie Barnes	44.1%	$2,250	October 19, 1999	$13,000,000	June 30, 2023
Hernan Bas	21.9%	$75,000	May 11, 2006	$2,240,628	June 30, 2023
George Condo	23.2%	$2,500	May 6, 1986	$5,805,900	June 30, 2023
Günther Förg	11.6%	$38,000	May 8, 1990	$1,426,635	June 30, 2023
Helen Frankenthaler	12.7%	$60,000	May 9, 1984	$6,700,000	June 30, 2023
Adrian Ghenie	65.1%	$18,000	March 8, 2011	$8,662,588	June 30, 2023
Barkley L. Hendricks	62.4%	$3,250	May 5, 2008	$5,058,333	June 30, 2023
Carmen Herrera	31.6%	$25,000	November 20, 2006	$2,400,000	June 30, 2023
Shara Hughes	101.7%	$1,838	April 11, 2013	$2,400,000	June 30, 2023
Alex Katz	13.1%	$28,000	May 9, 1984	$3,444,098	June 30, 2023
Kerry James Marshall	37.0%	$80,000	March 16, 2006	$18,500,000	June 30, 2023
Laura Owens	26.2%	$7,500	November 17, 2000	$1,450,000	June 30, 2023
Seo-Bo Park	25.7%	$28,000	March 31, 2006	$1,720,331	June 30, 2023
Elizabeth Peyton	16.4%	$60,000	May 17, 2000	$2,000,000	June 30, 2023
Ayako Rokkaku	42.2%	$4,711	November 17, 2007	$1,154,972	June 30, 2023

Median Repeat Sale Pair Appreciation

Artist	Median Repeat Sale Pair Appreciation Rate	Number of Repeat Sales	First Repeat Sale Pair Date	Last Repeat Sale Pair Date
Christine Ay Tjoe	19.3%	21	May 22, 2001	April 12, 2023
Ernie Barnes	86.6%	2	November 25, 2013	May 25, 2023
Hernan Bas	11.3%	5	February 12, 2010	December 1, 2022
George Condo	16.8%	87	May 6, 1992	June 24, 2023
Günther Förg	14.9%	13	May 27, 2006	May 12, 2023
Helen Frankenthaler	13.4%	35	May 8, 1984	May 12, 2023
Adrian Ghenie	-2.1%	10	October 16, 2014	June 8, 2023
Barkley L. Hendricks	72.9%	2	February 23, 2010	November 17, 2020
Carmen Herrera	N/A	N/A	N/A	N/A
Shara Hughes	61.0%	16	December 11, 2013	May 29, 2023
Alex Katz	9.3%	42	May 4, 1989	June 28, 2023
Kerry James Marshall	N/A	N/A	N/A	N/A
Laura Owens	6.1%	3	November 12, 2004	May 19, 2023
Seo-Bo Park	43.5%	2	March 31, 2006	July 9, 2020
Elizabeth Peyton	7.1%	9	November 14, 2002	May 29, 2023
Ayako Rokkaku	43.7%	8	February 25, 2010	May 29, 2023